Filed Pursuant to Rule 433

Registration Nos. 333-109215

A preliminary prospectus supplement of the Republic of Colombia accompanies this free writing prospectus and is available from the SEC’s website at

http://www.sec.gov/Archives/edgar/data/917142/000119312506045479/d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it calling toll-free 1-866-718-1649/collect 1-212-834-4307.

The following is an accurate translation of Annex A (Summary of Procedures and Time Schedule) and Annex B (Irrevocable Order for Colombian Market Makers) into Spanish.

Anexo A

REPÚBLICA DE COLOMBIA

Reapertura de los Bonos Global TES, con vencimiento en 2021, usando el Mecanismo de Subasta Holandesa Modificada

Resumen de Procedimientos y Calendario

Este resumen puede no contener toda la información que puede ser de importancia para usted. Antes de decidir su participación en la oferta, usted debe leer por completo el Suplemento del Prospecto Preliminar, incluyendo la sección de “Factores de Riesgo” y el prospecto adjunto.

Aviso Importante: Los procedimientos de las subasta a continuación no especifican ninguna tasa mínima. Por lo tanto, si usted presenta una oferta no competitiva (descrita a continuación), no se puede asegurar el nivel de la tasa de corte (descrita a continuación) a la que su oferta puede ser aceptada. Usted debe ser conciente que la tasa de corte puede llegar a ser menor a las tasas que actualmente prevalecen en el mercado secundario. Los oferentes que quieran protejerse de esta situación, deben presentar ofertas competetivas (descritas a continuación)

1. MONTO TOTAL DE LA EMISIÓN

La República de Colombia (“Colombia” o la “República”) contempla emitir Bonos Global TES con vencimiento en 2021 (los “Bonos”), en un monto nominal a ser definido bajo su propia discreción apoyán dose en los resultados de la subasta.

2. DURACIÓN DE LA OFERTA

De acuerdo con los procedimientos descritos en el presente anexo, la oferta comenzará a las 8:30 A.M. (hora oficial del Este) el 6 de Marzo de 2006 y terminará a las 11:30 A.M. (hora oficial del Este) del 6 de Marzo de 2006. Las tres horas que hay entre las 8:30 A.M. (hora oficial del Este) y las 11:30 A.M. (hora oficial del Este) del 6 de Marzo de 2006 serán referidas como el “Periodo de Propuesta”. Después de las 11:30 A.M. (hora oficial del Este) del 6 de Marzo de 2006 (una vez se culmine el Periodo de Propuesta), todas las ofertas se convertirán en ofertas irrevocables de compra, a menos que Colombia extienda el Periodo de Propuesta. Colombia se reserva el derecho a terminar anticipadamente el Periodo de Propuesta.

3. VALOR NOMINAL E INVERSIÓN MÍNIMA

Los Bonos se emitirán con un valor nominal de cinco millones de pesos colombianos (Ps. 5,000,000) y de múltiplos integrados de un millón de pesos colombianos (Ps. 1,000,000) en adelante. La inversión mínima es de un (1) Bono, o Ps. 5,000,000. Los importes adjudicados a cada orden superiores a Ps. 5,000,000 serán redondeados a la baja al múltiplo más cercano a Ps. 1,000,000.

4. ADMISIÓN A COTIZACIÓN Y LEGISLACION APLICABLE

Se solicitará la admisión a cotización de los Bonos en el mercado regulado del Luxembourg Stock Exchange, de acuerdo con la directiva de la Unión Europea CE 2003/71 y la legislación luxemburguesa aplicable a prospectos informativos. La legislación aplicable será la de Nueva York. Las leyes de Colombia regirán las cuestiones relativas a la autorización y otorgamiento por Colombia.

5. PARTICIPANTES EN LA SUBASTA

La adjudicación de los Bonos se llevará a cabo de conformidad con una subasta holandesa modificada. La oferta, incluyendo los procedimientos de adjudicación de la subasta holandesa modificada, estará abierta a participantes del Programa de “Creadores de Mercado” designados por la República (“Creadores de Mercado”), así como a ciertos otros inversionistas institucionales. Los Creadores de Mercado canalizarán sus propuestas y las de sus inversionistas locales a través de J.P. Morgan Inc. y de Morgan Stanley & Co. Incorporated (conjuntamente, las “Entidades Colocadoras”). Las Entidades Colocadoras y la República pueden rechazar cualquier propuesta de cualquier inversionista que no sea un Creador de Mercado. Las Entidades Colocadoras no tendrán ninguna responsabildad por los clientes de los Creadores de Mercado y solo tendrán relación con los Creadores de Mercado como contraparte. Los Creadores de Mercado no procesarán propuestas de inversionistas internacionales ya que estas solicitudes serán procesadas por las Entidades Colocadoras.

6. OFERTAS NO COMPETITIVAS

Cada propuesta debidamente presentada que no especifique una tasa se considerará “Oferta No Competitiva”, y los Bonos correspondientes serán adjudicados como se describe a continuación. Estos podrán ser sometidos a prorrateo, tal y como se describe en la Sección 12. Para efectos de la adjudicación, se entenderá que todas las Ofertas No Competitivas han sido presentadas a un rendimiento igual al más bajo de las Ofertas Competitivas (como se define a continuación) que se hagan en la subasta holandesa modificada.

7. OFERTAS COMPETITIVAS

Los inversionistas podrán participar en la subasta holandesa modificada mediante el envío de una propuesta que indique un rendimiento, la cual será considerada como una “Oferta Competitiva”, tal y como se describe a continuación. Con cada Oferta Competitiva, el inversionista deberá indicar una cantidad de capital de Bonos que el inversionista estaría dispuesto a comprar (el “Monto Nominal de TES Global Requerido”) a dicho rendimiento. Los inversionistas podrán enviar más de una Oferta Competitiva con diferentes Montos Nominales de TES Global Requeridos, las cuales serán aceptadas o rechazadas bajo los términos establecidos en la Sección 12 posterior.

Adicionalmente, un inversionista podrá enviar múltiples propuestas consistentes en una combinación de Ofertas Competitivas y una Oferta No Competitiva, con diferentes rendimientos y diferentes Montos Nominales de TES Global Requeridos, las cuales serán aceptadas o rechazadas bajo los términos establecidos en la Sección 12 posterior, entendiendo que el total de todas las ofertas no podrá exceder el monto total de Bonos que el oferente esté dispuesto a adquirir.

8. AMORTIZACIÓN

Los Bonos se amortizarán por completo a su valor nominal en la fecha de su vencimiento el 12 de Marzo 2021. Los Bonos no podrán ser amortizados con carácter previo a la fecha de vencimiento y no se beneficiarán de ningún fondo de cobertura (sinking fund).

9. PRECIO DE EMISIÓN Y CUPÓN

El precio de emisión y el cupón serán determinados con base en la Tasa de Corte (como se define a continuación) de la subasta holandesa modificada. El cupón será fijado a un porcentaje fijo redondeado al 0.125% más cercano por debajo de la Tasa de Corte. Igualmente, el precio de emisión será igual o un poco menor a par.

10. INTERESES

Los intereses devengados por los Bonos serán pagaderos de acuerdo con los términos y condiciones de los Bonos, según la Sección “Descripción de los Bonos” del Suplemento del Prospecto Preliminar, del cual el presente Resumen de Procedimientos y Calendario forma parte y “Descripción de los Valores” en el prospecto adjunto. Los intereses (i) se devengarán desde el 13 de Marzo de 2006, (ii) serán pagaderos anualmente el 12 de Marzo de cada año a partir de 12 de Marzo de 2007, y (iii) serán calculados sobre la base del número actual de días respecto del cual se pagan los intereses, sin que este pueda exceder de 365, dividido entre 365. Colombia pagará todas las cantidades debidas respecto del principal o intereses en dólares de los Estados Unidos de América, de acuerdo con los cálculos del agente de pago, convirtiendo la cantidad en pesos colombianos a dólares de los Estados Unidos de América al Tipo de Cambio Representativo de la Fecha de Cálculo que corresponda.

11. MECANISMO PARA LA OFERTA DE BONOS

La oferta de Bonos seguirá la práctica internacional y la adjudicación de los Bonos se hará de acuerdo con la subasta holandesa modificada, tal y como se describe en la Sección 12 posterior.

12. COMPRA DE BONOS

Ciertos inversionistas que tengan una cuenta de crédito en dólares de los Estados Unidos de América para procedimientos de liquidación en el mismo día con las Entidades Colocadoras podrán comprar Bonos a través de las Entidades Colocadoras. Esos inversionistas deben contactar al grupo de ventas que los cubre directamente. Las direcciones de las Entidades Colocadoras son las siguientes:

J.P. Morgan Securities Inc.

270 Park Avenue

New York, New York 10017

Fax +1 917 463 3314

Tel: +1 212 834 7306

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY 10036

Fax +1 212 507 8566 o + 1 212 404 9668

Tel: +1 212 761 7193 o +1 212 761 5841

Las Entidades Colocadoras serán responsables de la promoción y la venta de los Bonos.

Los inversionistas calificados residentes en Colombia pueden enviar sus propuestas para participar en la subasta holandesa modificada a través de los Creadores de Mercado. Los Creadores de Mercado deberán enviar las propuestas por fax a las dos Entidades Colocadoras a los números de fax indicados anteriormente, utilizando la Orden Irrevocable para Creadores de Mercado Colombianos (Anexo B del Suplemento del Prospecto

Preliminar), y deben confirmar la recepción del fax llamando a una de las Entidades Colocadoras a los números de teléfono anteriormente indicados.

Ciertos inversionistas que tengan una cuenta de crédito en dólares de los Estados Unidos de América para procedimientos de liquidación en el mismo día con las Entidades Colocadoras podrán presentar sus propuestas directamente a las Entidades Colocadoras.

Todos los inversionistas que participen podrán presentar sus propuestas solamente durante el Periodo de Propuesta. Cuando termine el Término de la Oferta, todas las propuestas se convertirán en ofertas irrevocables de compra, a menos que Colombia decida extender el Periodo de Propuesta.

A las 4:00 P.M., Hora Oficial del Este, o tan pronto como sea posible, los resultados de la subasta serán anunciados, y se enviará un documento de términos y condiciones definitivos indicando únicamente los términos finales de los Bonos a aquellos participantes cuyas propuestas sean aceptadas.

El mecanismo de la subasta holandesa modificada estará sujeto a las siguientes condiciones:

(a) Normas que rigen la subasta:

(i)	Los inversionistas podrán presentar sus propuestas únicamente durante el Periodo de Propuesta descrito anteriormente y a través de las Entidades Colocadoras o de los Creadores de Mercado, según sea el caso.

(ii)	En todo caso, las propuestas serán procesadas por las Entidades Colocadoras antes de la presentación de las ofertas a la República. Las propuestas serán evaluadas de acuerdo con los términos de la subasta holandesa modificada, y los Bonos serán adjudicados con base en los procedimientos aquí descritos para la subasta holandesa modificada. Las Entidades Colocadoras y la República se reservan el derecho de aceptar o rechazar cualquier propuesta por cualquier razón, bajo su propia discreción (incluyendo el rechazo de propuestas realizadas por inversionistas con los cuales las Entidades Colocadoras no tengan una relación existente o una relación de crédito necesaria) y no son responsables por no aceptar una propuesta en particular.

(iii)	Las propuestas de inversionistas que no especifiquen una propuesta de rendimiento serán consideradas Ofertas No Competitivas.

(iv)	En caso de que una propuesta recibida por fax por las Entidades Colocadoras proveniente de los Creadores de Mercado no siga el modelo adecuado o no sea legible, las Entidades Colocadoras podrán (pero no estarán obligadas) intentar comunicarse con el Creador de Mercado o con ese inversionista por vía telefónica para confirmar la propuesta, siguiendo el orden de llegada de los faxes.

(v)	En caso de propuestas telefónicas de ciertos inversionistas institucionales, las Entidades Colocadoras harán un registro de la propuesta del inversionista, especificando el nombre del inversionista, el nombre de la persona que hace la oferta, el Monto Nominal de TES Global Requerido y la propuesta de rendimiento.

(vi)	Las confirmaciones serán entregadas de acuerdo con las prácticas usuales para emisiones de Bonos Globales.

(b) Pre-Adjudicación

(i)	Una vez vencido el Periodo de Propuesta, Colombia procederá a determinar la tasa de corte única, la cual será aplicable a todos los Bonos emitidos (la “Tasa de Corte”) y el tamaño de la oferta, clasificando todas las propuestas utilizando como criterio el rendimiento de cada propuesta (de menor a mayor).

(ii)	Las propuestas con rendimientos superiores a la Tasa de Corte serán eliminadas, y las propuestas con rendimientos inferiores o equivalentes a la Tasa de Corte (incluyendo las Ofertas No Competitivas) serán preseleccionadas para la adjudicación de la subasta holandesa modificada.

3. Adjudicación

Una vez se haya completado la preadjudicación, Colombia procederá a determinar el Monto Total de la Emisión resultante de la transacción y adjudicará los Bonos de manera correspondiente; teniendo en cuenta que la cantidad total de capital adjudicado no excederá el valor del Monto Total de la Emisión (tal y como este término se define a continuación). La adjudicación estará sometida a las siguientes reglas:

(i)	La Republica determinará la Tasa de Corte y el monto de capital de los Bonos que se emitirá (el “Monto Total de la Emisión”) y comunicara dicha determinación a las Entidades Colocadoras.

(ii)	Si hay propuestas de inversionistas que incluyan rendimientos inferiores o equivalentes a la Tasa de Corte y el Monto Total cubierto por dichas propuestas es menor o igual al Monto Total de la Emisión, entonces Colombia deberá asignar el monto agregado ofrecido.

(iii)	Si el Monto Total de las propuestas de inversionistas con rendimientos propuestos inferiores o equivalentes a la Tasa de Corte, es mayor que el Monto Total de la Emisión, la asignación será realizada en orden de rendimientos ofrecidos de menor a mayor. El procedimiento de adjudicación se hará de la siguiente manera: (i) si el Monto Total de todas las Ofertas No Competitivas y Competitivas recibidas al menor nivel en esta subaste holandesa modificada exceden el Monto Total de la Emisión, las ofertas serán aceptadas a pro rata de acuerdo con los montos de capital ofrecidos; (ii) si el Monto Total de todas las Ofertas No Competitivas y Competitivas recibidas al menor nivel en esta subasta holandesa modificada es menor que el Monto Total de la Emisión, pero la Republica establece la Tasa de Corte en un nivel que permita aceptar Ofertas Competitivas, a un nivel mayor al menor nivel de las ofertas Competitivas recibidas, todas las Ofertas No Competitivas y las ofertas Competitivas que sean inferiores a la Tasa de Corte, en su caso, serán aceptadas íntegramente, y las Ofertas Competitivas a la Tasa de Corte serán prorrateadas de acuerdo con los montes de principales de las mismas, de manera que la suma de todas las ofertas aceptadas no exceda el Monto Total de la Emisión;

(iv)	La adjudicación tendrá lugar tan pronto como sea posible una vez vencido el Periodo de Propuesta.

13. CUMPLIMIENTO

El importe correspondiente a la emisión deberá ser satisfecho íntegramente el quinto día hábil posterior a la fecha en la que los resultados de la subasta se notifican a los oferentes (prevista para el 13 de Marzo de 2006) (en dólares de los Estados Unidos de América basados en la tasa de cambio de Ps. 2,256.17 por U.S.$1.00), a través de Euroclear o Clearstream contra entrega de los Bonos.

14. COMPENSACIÓN

Los Bonos estarán representados por uno o más certificados globales nominativos, sin cupones. Los Bonos se registrarán a nombre del beneficiario y serán depositados en JPMorgan Chase Bank, N.A., como depositario común para Euroclear Bank S.A./N.V., operador de Euroclear System plc (“Euroclear”) y para Clearstream Banking, societe anonyme (“Clearstream, Luxembourg”). Los Bonos estarán representados por certificados definitivos solo en determinadas circunstancias.

Anexo B

ORDEN IRREVOCABLE PARA CREADORES DE MERCADO COLOMBIANOS

Esta Orden Irrevocable deberá ser debidamente diligenciada y entregada via fax para su otorgamiento a las dos siguientes oficinas de las Entidades Colocadoras:

J.P. Morgan Securities Inc.	Morgan Stanley & Co. Incorporated
+1 917 463 3314	+1 212 507 2535 o +1 212 404 9668
Verificar la recepción de la orden al teléfono: +1 212 834 7306	Attn: Abraham Spitz / Charles Moser Verificar la recepción de la orden al teléfono: +1 212 761 7193 o +1 212 761 5841

Plazo:  Esta orden irrevocable deberá ser recibida entre las 8:30 y las 11:30 a.m. hora oficial del Este el 6 de Marzo de 2006. Los Creadores de Mercado deberán llamar a una de las Entidades Colocadoras para verificar la recepción de la orden.

Sometimiento de las ordenes:  Los participantes estan invitados a someter un único formato con un máximo de 10 ordenes competitivas y una no competitiva, para facilitar una adecuada reconciliación por parte de las Enidades Colocadoras.

DE:

Nombre de la institución:

Nombre de la persona:

Cargo:

Teléfono:

Fax:

E-mail:

ESTA PAGINA DEBERA SERA REMITIDA POR FAX A LAS DOS ENTIDADES COLOCADORAS

Reapertura de los Bonos Global TES, con vencimiento en 2021, usando el Mecanismo de Subasta Holandesa Modificada

UN FORMATO POR CREADOR DE MERCADO

Estimados señores,

Esta orden de compra irrevocable (la “Orden”) es emitida en esta fecha para dejar constancia de nuestro compromiso irrevocable de comprar cualquiera de los Bonos Global TES con vencimiento en 2021 (los “Bonos”) que serán emitidos por LA REPUBLICA DE COLOMBIA, actuando como emisor (la “Republica de Colombia” o el “Emisor”), en la cantidad y sujeto a los términos y condiciones previstos a continuación en el Anexo I.

A.	Las Ordenes No Competitivas serán diligenciadas teniendo en cuenta las limitaciones previstas en el Suplemento del Prospecto Preliminar a la Tasa de Corte escogida por la República, tal y como se describe en el Suplemento del Prospecto Preliminar. La Tasa de Corte será anunciada a las cuatro de la tarde hora oficial del Este (o aproximadamente a dicha hora) el 6 de Marzo de 2006.

(i) Nuestro compromiso irrevocable de comprar los Bonos a la Tasa de Corte (Oferta No Competitiva) es el siguiente:

Monto Nominal de TES Global Requerido (US$)

Por favor revisar el aviso especial en el resumen de los procedimientos y en el cronograma de tiempos, con respecto a la no existencia de una tasa minima en la subasta.

(ii) Nuestro compromiso irrevocable de comprar los Bonos con Ofertas Competitivas es el siguiente: (Las Ofertas Competitivas se adjudicaran en la forma prevista en el Resumen de Procedimientos y Calendario)

Monto Nominal de TES Global Requerido (US$)	Tasa de Corte (con dos (2) decimales)

*Las cantidades adjudicadas serán convertidas a pesos colombianos la Tasa Representativa de Mercado en vigor el 6 de Marzo de 2006. La inversión mínima es de un (1) Bono, o Ps. 5.000.000. Las cantidades adjudicadas en cada orden serán redondeadas a la baja al múltiplo de Ps. 1,000,000 más cercano. Favor colocar un (1) monto por cada Tasa indicada. Cualquier rendimiento ofertado que este expresado en más de 2 decimales será redondeado hacia arriba al siguiente 0.01%.

B.	Pago del Precio

El pago del precio en relación a los Bonos adjudicados será pagado por nosotros en US$ en un monto igual al precio de emisión multiplicado por el monto nominal y multiplicado por la tasa de cambio de Ps. 2,256.17 por U.S.$1.00.

Finalmente, por medio de la presente les instruimos para que cualquiera de los Bonos adjudicados sean entregados contra pago en Euroclear o Clearstream Luxembourg, de acuerdo con el siguiente desglose:

Sistema de Compensación (Euroclear o Clearstream)	Titular de la Cuenta (custodio)	Número de la Cuenta

Atentamente,

Destinatario:

Firma:

Nombre:

Cargo:

Dirección:

Teléfono:

Fax:

E-mail:

Apéndice I

En relación con la compra de los Bonos declaramos que:

(i)	hemos recibido una copia completa, y hemos revisado, examinado y analizado toda la información contenida en el Prospecto de fecha 1 de octubre de 2003 (incluyendo, sin limitación, cualesquiera factores de riesgo allí referidos) (el “Prospecto”), y el Suplemento del Prospecto Preliminar de fecha 6 de Marzo de 2006 (incluyendo, sin limitación, los términos y condiciones de los Bonos y el proceso de adjudicación allí descrito, cuya aceptación es reconocida por este medio) (el “Suplemento del Prospecto Preliminar”) (y junto con el “Prospecto”, el “Material de la Oferta”);

(ii)	no hemos recibido ninguna información o cualquier otra declaración por parte de la República de Colombia o de las Entidades Colocadoras en relación con los Bonos, que pueda ser inconsistente o distinta de cualquier información o declaración como ha quedado incluida en el Material de la Oferta;

(iii)	no hemos recibido ninguna auditoria legal, de negocios, financiera, tributaria o de cualquier otro tipo de la Republica de Colombia o de cualquiera de sus entidades, o de las Entidades Colocadoras con relación a nuestra inversión en los Bonos, y nuestra decisión de comprar los Bonos esta basada en nuestra propia verificación y análisis del Emisor, en los términos y condiciones de los Bonos y en cualesquiera beneficios que se puedan obtener y riesgos que se puedan sufrir con relación a los Bonos, en la forma prevista en el Material de la Oferta.

(iv)	conocemos y aceptamos el procedimiento de colocación y adjudicación descrito en el Resumen de Procedimientos y Calendario del Suplemento del Prospecto Preliminar, y aceptamos los términos y condiciones de los Bonos establecidos en el Material de la Oferta y cualquier otra información y las declaración allí contenidas;

(v)	conocemos y aceptamos que la República de Colombia o las Entidades Colocadoras estarán facultadas para rechazar la aceptación de cualquier Orden Irrevocable que, a su sola discreción, no contenga toda la información y documentación que sea requerida o que, de otra forma, no cumpla con los requisitos previstos en el Suplemento del Prospecto Preliminar, incluso si el rendimiento ofrecido pudiera de otro modo permitir una adjudicación. También aceptamos que las Entidades Colocadoras pueden a su sola discreción rechazar órdenes por razones que incluyen, sin limitación, una relación previa o la ausencia de la misma, o una cuestión de prudencia crediticia o comercial;

(vi)	la República de Colombia o las Entidades Colocadoras también podrán rechazar cualquier Orden Irrevocable en caso de violación de las normas colombianas aplicables respecto al lavado de activos y dicho rechazo no facultará a ninguna persona para instaurar un reclamo contra el Emisor o las Entidades Colocadoras. Adicionalmente, el Emisor y las Entidades Colocadoras podrán solicitar el cumplimiento con cualquier requisito de seguridad para proveer el pago de cualesquiera ofertas de los inversionistas potenciales que presentaren una Orden;

(vii)	la República de Colombia podrá, a su sola discreción, y sin por ello resultar responsable declarar nula la oferta en relación con los Bonos ante la ocurrencia de cualquiera de los eventos descritos en el Suplemento del Prospecto Preliminar, y ningún Bono será emitido en caso de dicha declaración;

(viii)	por este medio representamos y garantizamos que todos los fondos que utilizaremos para la compra de los Bonos no derivan de cualquier acto ilegal.

(ix)	nosotros nos responsabilizamos de los inversionistas por los cuales presentamos ofertas irrevocables y entendemos y aceptamos, que estamos tratando con Las Entidades Colocadoras en nuestra capacidad de principales con respecto a dichas ofertas irrevocables, así como de las ofertas irrevocables presentadas para nuestras propias cuentas.

Finalmente, somos notificados de lo siguiente en relación con la colocación de los Bonos:

Periodo de Colocación: Desde las 8:30 A.M. hora oficial este 6 de Marzo de 2006 hasta las 11:30 A.M. hora oficial este 6 de Marzo de 2006.

La República de Colombia podrá prorrogar este periodo, mientras que dicha prórroga se notifique mediante la publicación en la página del Ministerio de Hacienda y Crédito Público (www.minhacienda.gov.co) antes de la expiración del Periodo de Propuesta.

Entrega de los Fondos a las Entidades Directoras: El cuarto día hábil posterior al 13 de Marzo de 2006, a menos que se acuerden previamente procedimientos de liquidación alternativos con las Entidades Colocadoras.

Para obtener información adicional y para confirmar entrega por fax, por favor contacte a las Entidades Colocadoras.

J.P. Morgan Securities Inc.

270 Park Avenue

New York, New York 10017

Tel: +1 212 834 7306

Fax: +1 917 463 3314

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY 10036

Attn:	Abraham Spitz (+1 212 761 7193)
Charles Moser (+1 212 761 5841)
Fax: +1 212 507 8566 / +1 212 404 9668